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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/11 (MM/DD/YY) AND ENDING 07/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams and Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Corporate Plaza, Suite 210
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Kuk 949/640-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cw 10/1

Cw 10/4/12

OATH OR AFFIRMATION

I, Steven J. Sherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams and Sherwood Investments, as of July 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Orange

On Sept. 20, 2012 (Date) before me, Lisa M. Jimenez, Notary Public, (Here Insert Name and Title of the Officer)

personally appeared Steven J. Sherwood (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



LISA M. JIMENEZ
Comm. #1896028
Notary Public · California
Orange County
Comm. Expires Jul 18, 2014

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report, Form X-17A-5, Part III

Document Date: — Number of Pages: ______

Signer(s) Other Than Named Above: none

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS

FINANCIAL STATEMENTS

July 31, 2012

SQUAR MILNER

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS

FINANCIAL STATEMENTS

July 31, 2012

INDEX TO FINANCIAL STATEMENTS


SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company") as of July 31, 2012 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplementary information referenced to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2012, and the results of its operations and its cash flows for the year ended July 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
September 25, 2012

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors Serving Clients Since [illegible]

4100 Newport Place Drive, Third Floor Newport Beach, CA 92660 Tel: 949-222-2999 Fax: 949-222-2989

Encino Los Angeles Newport Beach San Diego Cayman Islands

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
July 31, 2012

ASSETS

Cash	$	79,438
Due from related party		42,978
Total assets	$	122,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	18,131
Due to related party		42,978
Total liabilities		61,109
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in-capital		439,909
Accumulated deficit		(386,602)
Total stockholders' equity		61,307
Total liabilities and stockholders' equity	$	122,416

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF OPERATIONS
For the Year Ended July 31, 2012

INCOME	
Interest income	$ 6
Asset management fees	546,879
Total income	546,885
EXPENSES	
Professional fees	92,818
Licenses and fees	8,287
General and administrative	421,403
Other nonoperating expenses	30,544
Total expenses	553,052
NET LOSS	$ (6,167)

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2012

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
BALANCE – July 31, 2011	800	$ 8,000	$ 384,909	$ (380,435)	$ 12,474
Contributions	–	–	55,000	–	55,000
Net loss	–	–	–	(6,167)	(6,167)
BALANCE – July 31, 2012	800	$ 8,000	$ 439,909	$ (386,602)	$ 61,307

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,167)
Changes in operating assets and liabilities:	
Due from related party	4,184
Accounts payable and accrued liabilities	6,176
Due to related party	(4,184)
Net cash provided by operating activities	9
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	55,000
Net cash provided by financing activities	55,000
NET INCREASE IN CASH	55,009
CASH – beginning of year	24,429
CASH – end of year	$ 79,438

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments") and Steven J. Sherwood, an individual ("Stockholder"), in which CWS Apartments agreed to share expenses with the Company that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company an asset management fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such asset management fee will be determined from time to time in good faith by both parties. As of July 31, 2012, the amounts due to and from CWS Apartments were $42,978, respectively. Additionally, the Stockholder agreed that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts. The Company had no cash equivalents as of July 31, 2012.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of July 31, 2012.

During 2012, all revenues of the Company were received from CWS Apartment in accordance with the Agreement discussed in Note 1.

Additionally, the company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value as of July 31, 2012, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended July 31, 2012 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes asset management fees in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

The Company has adopted a policy for accounting for uncertainty in income taxes. The Company's policy prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This policy also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of the Company's policy for accounting for uncertainty in income taxes did not result in any adjustment to the Company's beginning tax positions. As of July 31, 2012, the Company did not have any unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through September 25, 2012, which is the date the financial statements were issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of

3. REGULATORY REQUIREMENTS (continued)

aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of July 31, 2012, the Company had net capital of $61,307, as defined, which was $56,307 in excess of its required minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of July 31, 2012 was approximately 1-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended July 31, 2012, these stockholders have contributed an aggregate of $439,909 to additional paid-in capital, including $55,000 during the year ended July 31, 2012.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received asset management fees in the amount of $546,879 during the year ended July 31, 2012. In addition, CWS Apartments allocated $92,818 of professional fees, $421,403 of general and administrative, $8,287 of licenses and fees, and $30,544 of other expenses to the Company for the year ended July 31, 2012. Such amounts are included in the accompanying statement of operations.

6. INCOME TAXES

During the year ended July 31, 2012, the Company paid $800 for California franchise taxes. Such amount is included in other expenses in the accompanying statements of operations.

As of July 31, 2012, the Company had a deferred tax asset of approximately $87,000 related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

6. INCOME TAXES (continued)

As of July 31, 2012, the Company has net operating loss carryforwards of approximately $295,000 and $229,000 for federal and California income tax purposes, respectively, which may be used to offset future taxable income. These loss carryforwards expire at various times through 2030.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
July 31, 2012

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	61,307
Less: None-Allowable Assets		–
Net Capital	$	61,307
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,076
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital (regulatory net capital less net capital requirement)	$	56,307
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	61,109
Ratio of aggregate indebtedness to net capital		1-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2		
Net capital as reported	$	61,307
Audit adjustments		–
Audited net capital	$	61,307

There are no differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the year ended July 31, 2012.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In planning and performing our audit of the financial statements of Clayton, Williams & Sherwood Investments (the "Company"), as of and for the year ended July 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

4100 Newport Place Drive, Third Floor Newport Beach, CA 92660 Tel: 949-222-2999 Fax: 949-222-2989

Encino Los Angeles Newport Beach San Diego Cayman Islands

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP



Newport Beach, California
September 25, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation



Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2012, which were agreed to by Clayton, Williams & Sherwood Investments (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;
2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended July 31, 2012, with the amounts reported in Form SIPC-7T for the year ended July 31, 2012 noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
September 25, 2012

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Certified Public Accountants & Financial Advisors Serving Clients Since 1951

4100 Newport Place Drive, Third Floor Newport Beach, CA 92660 Tel: 949-222-2999 Fax: 949-222-2989

Encino Los Angeles Newport Beach San Diego Cayman Islands


SQUAR MILNER

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Website: www.squarmilner.com